Exhibit 99.1

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 23, 2018

On Friday, November 23, 2018, SINA Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (“AGM”) of shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 2:00 p.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on September 5, 2018 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed:

•                  as ordinary resolutions,

THAT Mr. Yan Wang and Mr. James Jianzhang Liang shall be re-elected as directors of the Company at this annual general meeting;

THAT the appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditors of the Company for the current fiscal year, which ends December 31, 2018, be and hereby is approved, confirmed and ratified; and

•                  as a special resolution,

THAT the adoption of the Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the Company’s currently effective memorandum and articles of association, which have been recommended by the written resolutions of all the directors of the Company on October 17, 2018, be and hereby is approved and confirmed.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Yan Wang and Mr. James Jianzhang Liang and a copy of the draft Amended and Restated Memorandum and Articles of Association are set out respectively in Appendix I and Appendix II hereto. Please refer to Appendix III and Appendix IV hereto respectively for a summary of the proposed amendments to the currently effective memorandum of association of the Company and a summary of the proposed amendments to the currently effective articles of association of the Company, which amendments have been reflected in the draft of the Amended and Restated Memorandum and Articles of Association of the Company.

We cordially invite all shareholders to attend the AGM in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company.  Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM.  The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation or another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.  If your shares are held in “street name” and you wish to attend the AGM, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the AGM.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://corp.sina.com.cn, or by contacting Sandra Zhang, Stock Administration Department, Sina Corporation, 7/F, SINA Plaza, No.8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China, telephone +86-10-82628888.

By Order of the Board of Directors,

/s/ Charles Chao
Charles Chao
Chairman and Chief Executive Officer

Beijing, China

October 18, 2018

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Yan Wang has served as a director since May 2003. Mr. Wang served as our Chairman of the Board of Directors from May 2008 to August 2012 and served as our Vice Chairman of the board of directors from May 2006 to May 2008. Previously, he served as our Chief Executive Officer from May 2003 to May 2006, our President from June 2001 to May 2003, our General Manager of China Operations from September 1999 to May 2001 and as our Executive Deputy General Manager for Production and Business Development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of our subsidiaries. From April 1996 to April 1999, Mr. Wang served as the head of our SRS Internet Group. Mr. Wang holds a B.A. in Law from the University of Paris.

James Jianzhang Liang has served as a director since December 2017. Mr. Liang is one of the co-founders and Executive Chairman of the board of Ctrip International, Ltd. (Nasdaq: CTRP), a leading travel service provider in China. He has been Ctrip’s Chairman since August 2003. Mr. Liang served as Ctrip’s chief executive officer from 2000 to January 2006, and from March 2013 to November 2016.  Under his leadership, Ctrip has successfully transitioned from offline to online and from online to mobile, made strategic investments in key industry players, and cultivated and invested in new business initiatives.  Mr. Liang has won many accolades for his contributions to the Chinese travel industry, including Best CEO in the Internet category in the 2016 All-Asia Executive Team Rankings by Institutional Investor and 2015 China’s Business Leader of the Year by Forbes. He has also authored multiple publications, including the influential Too Many People in China? and the Rise of the Network Society. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the board of MakeMyTrip (Nasdaq: MMYT). He is also an economics professor at Peking University. Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

APPENDIX II

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF
SINA CORPORATION

CAYMAN ISLANDS

The Companies Law (2018 Revision)

Company Limited by Shares

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

SINA CORPORATION

(adopted by special resolution passed on [•], 2018)

1.                                      The name of the Company is Sina Corporation.

2.                                      The Registered Office of the Company shall be at the offices of Maples and Calder, Attorneys-at-Law, Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies or at such other place as the Directors may from time to time decide.

3.                                      The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(a)                                 (i)                                     To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations.

(ii)                                  To carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services.

(b)                                 To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as the Company may think fit.

(c)                                  To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds.

(d)                                 To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

(e)                                  To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor.

(f)                                   To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors of the Company likely to be profitable to the Company.

In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

4.                                      Except as prohibited or limited by the Companies Law (2018 Revision), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principal, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, viz:

to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including uncalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to Members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, officers, employees, past or present and their families; to purchase Directors and officers liability insurance and to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a licence is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5.                                      The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.                                      The capital of the Company is US$23,700,000 divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each of which 7,150 preference shares have been designated as Class A preference shares of US$1.00 each. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Amended and Restated Memorandum of Association, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preference shares and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

7.                                      The Company has the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

8.                                      Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

CAYMAN ISLANDS

The Companies Law (2018 Revision)

Company Limited by Shares

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

SINA CORPORATION

(adopted by special resolution passed on [•], 2018)

TABLE A

EXCLUSION OF TABLE A

The regulations contained in Table A in the First Schedule to the Companies Law shall not apply to the Company.

INTERPRETATION

INTERPRETATION

1.                                      The marginal notes to these Articles shall not affect the interpretation hereof. In these Articles, unless there be something in the subject or context inconsistent therewith:

THESE ARTICLES	“these Articles” shall mean the present Articles of Association and all supplementary, amended or substituted Articles for the time being in force;

AUDITORS	“Auditors” shall mean the persons appointed by the Company from time to time to perform the duties of auditors of the Company;

BOARD	“Board” shall mean the majority of the Directors present and voting at a meeting of Directors at which a quorum is present;

CAPITAL	“capital” shall mean the share capital from time to time of the Company;

CLASS A PREFERENCE SHARE

“Class A Preference Share” means a preference share of a par value of US$1.00 in the capital of the Company, designated as a Class A Preference Share and having the rights provided for in these Articles;

THE CHAIRMAN	“the Chairman” shall mean the Chairman presiding at any meeting of members or of the Board;

THE COMPANY	“the Company” or “this Company” shall mean Sina Corporation;

THE COMPANIES LAW/THE LAW

“the Companies Law” or “the Law” shall mean the Companies Law (2018 Revision) of the Cayman Islands and any amendments thereto or re¬enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

DIRECTORS	“Directors” shall mean the directors from time to time of the Company;

DIVIDEND	“dividend” shall include bonus dividends and distributions permitted by the Law to be categorised as dividends;

ELECTRONIC RECORD	“Electronic Record” shall have the same meaning ascribed to such term in the Electronic Transactions Law;

ELECTRONIC TRANSACTIONS LAW

“Electronic Transactions Law” shall mean the Electronic Transactions Law (2003 Revision) of the Cayman Islands, and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

HONG KONG	“Hong Kong” shall mean the Hong Kong Special Administrative Region of the People’s Republic of China;

INITIAL HOLDER	“Initial Holder” shall mean the initial holder of Class A Preference Shares, which is New Wave MMXV Limited, a company incorporated in British Virgin Islands;

MONTH	“month” shall mean a calendar month;

ORDINARY RESOLUTION

“ordinary resolution” shall mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting held in accordance with these Articles and includes an ordinary resolution passed pursuant to Article 84;

PRINCIPAL REGISTER	“principal register” shall mean the register of members of the Company maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time;

PUBLISHED IN THE NEWSPAPERS	“published in the newspapers” means published as a paid advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper;

RECOGNISED CLEARING HOUSE	“recognised clearing house” shall mean a depository recognized by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

THE REGISTER	“the register” shall mean the principal register and any branch registers;

REGISTRATION OFFICE

“registration office” shall mean in respect of the shares of the Company, such place or places where the Board from time to time determines to keep a branch register of holders in respect of such shares and where (except in cases where the Board otherwise determines) transfers of documents of title for such shares are to be lodged for registration and are to be registered;

SEAL	“seal” shall include the common seal of the Company, the securities seal or any duplicate seal adopted by the Company pursuant to Article 133;

SECRETARY	“Secretary” shall mean the person appointed as company secretary by the Board from time to time;

SHARE	“share” shall mean a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

SHAREHOLDERS/MEMBERS	“shareholders” or “members” shall mean the persons who are duly registered as the holders from time to time of shares in the register including persons who are jointly so registered;

SPECIAL RESOLUTION

“special resolution” shall have the same meaning as ascribed thereto in the Law and shall include a unanimous written resolution of all members: for this purpose, the requisite majority shall be not less than two-thirds of the votes of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution passed pursuant to Article 84;

SUBSIDIARY AND HOLDING COMPANY	“subsidiary” and “holding company” shall have the meanings ascribed to such terms in the Companies Ordinance;

TRANSFER OFFICE	“transfer office” shall mean the place where the principal register is situate for the time being;

WORDS IN LAW TO BEAR SAME MEANING IN ARTICLES	subject as aforesaid, any words defined in the Law shall, if not inconsistent with the subject and/or context, bear the same meanings in these Articles;

WRITING/PRINTING

“writing” or “printing” shall include writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form, including any Electronic Record;

GENDER	words importing either gender shall include the other gender and the neuter;

PERSONS/ COMPANIES	words importing persons and the neuter shall include companies and corporations and vice versa;

SINGULAR AND PLURAL	words denoting the singular shall include the plural and words denoting the plural shall include the singular;

ELECTRONIC TRANSACTIONS LAW	Sections 8 and 19 of the Electronic Transactions Law shall not apply to these Articles.

SHARE CAPITAL AND MODIFICATION OF RIGHTS

CAPITAL

2.                                      The capital of the Company is US$23,700,000 divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each of which 7,150 preference shares have been designated as Class A preference shares of US$1.00 each.

ISSUE OF SHARES

3.                                      (a)                                 Subject to the provisions of these Articles, any share, including preference shares, may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such times and for such consideration as the Board may determine. No powers shall be taken to freeze or otherwise impair any of the rights attaching to any share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

(b)                                 The preference shares may be issued from time to time in one or more series. The Board is hereby authorized to determine or alter the number of shares constituting any such series of preference shares and the designation thereof, or any of them, and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(c)                                  Subject to the Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof is, liable to be redeemed. No shares shall be issued to bearer for so long as a recognised clearing house (in its capacity as such) is a member of the Company.

CLASS A PREFERENCE SHARES

4.                                      (a)                                 Class A Preference Shares have no economic right and no right to dividend or any other distribution of the Company except a right to return of par value of US$1.00 per share on a winding up of the Company pari passu with the Company’s ordinary shares.

(b)                                 Class A Preference Shares are not convertible into ordinary shares.

(c)                                  Subject to paragraphs (i) through (iv) below, holders of Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company.  Each Class A Preference Share is entitled to 10,000 votes initially.  When the Initial Holder of Class A Preference Shares sells or otherwise transfers any number of the Company’s ordinary shares to a third party which is not an affiliate of the Initial Holder, the number of votes that each Class A Preference Share is entitled to shall be reduced by a ratio that equals to the number of ordinary shares sold or transferred divided by 7,944,3861.

(i)                                     On any resolution to elect a Director where the nominee is a person holding executive office in the Company, if a majority of the votes cast by the holders of the ordinary shares is against the appointment of such nominee, then the votes attaching to the Class A Preference Shares on such resolution shall not be counted and the Class A Preference Shares shall be disenfranchised on such resolution in this circumstance.

(ii)                                  For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, Class A Preference Shares shall be voted in accordance with the Board’s recommendation to the extent the Board determines to submit any such matter to a general meeting of the Company to seek shareholder approval.

(iii)                               If any Class A Preference Shares are transferred by the holder thereof to a third party which is not an affiliate of the holder, the shares transferred shall cease to have any voting right. If a holder of Class A Preference Shares ceases to be controlled by any person holding executive office in the Company, Class A Preference Shares held by such holder shall cease to have any voting right.

(iv)                              For purposes of this Article, determination as to whether an entity is an “affiliate” of a holder of Class A Preference Shares or is controlled by any person holding executive office in the Company shall be made by the Board in accordance with the definition of “affiliate” under relevant U.S. securities law and rules promulgated thereunder as well as related cases.

ISSUE OF WARRANTS

5.                                      The Board may issue warrants to subscribe for any class of shares or other securities of the Company on such terms as it may from time to time determine. No warrants shall be issued to bearer for so long as a recognised clearing house (in its capacity as such) is a member of the Company. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

HOW CLASS RIGHTS MAY BE MODIFIED

6.                                      (a)                                 If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Law, be varied or abrogated with the consent in writing of the holders of not less than two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. To every such separate meeting all the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy may demand a poll.

(b)                                 The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking PARI PASSU therewith.

COMPANY MAY PURCHASE AND FINANCE THE PURCHASE OF OWN SHARES AND WARRANTS

7.                                      (a)                                 Subject to the provisions of the Companies Law and subject as hereinafter in these Articles provided, the Board may from time to time, authorize the Company to repurchase all or any portion of the Shares held by any member provided that:

(i)                                     on any such repurchase the Board shall have the power to divide the whole or any part of the assets of the Company and appropriate such assets in satisfaction or part satisfaction of the repurchase price and any other sums payable on repurchase as is herein provided;

(ii)                                  no repurchase of part of the member’s holding of shares may be made if as a result thereof the member would hold fewer shares than such minimum number of shares as may from time to time be specified (either generally or in any particular case or cases) by the Board;

(iii)                               subject as hereinafter in these Articles provided, the member shall not be entitled to withdraw an agreement duly made in accordance with these Articles;

(iv)                              whenever any request for repurchase provides for the repurchase proceeds to be paid by telegraphic transfer or to a person other than the holder of the shares to be repurchased, the signature of the holder on such request and details of that bank account shall, unless the Board (or such other person duly appointed by the Board for this purpose) otherwise determines, be verified in such manner as the Board (or such person as aforesaid) may from time to time determine.

(b)                                 Payment in respect of the repurchase of the relevant Shares shall be made to the member in United States dollars. Any amount payable to the member upon the repurchase of his Shares shall be payable within one month after the applicable repurchase date. Payment for shares repurchased hereunder shall be made in accordance with written instructions of the member by a cheque, draft, telegraphic transfer or other means of payment posted (at the risk of the member) or otherwise paid to the member in the manner, and subject to the fulfilment of such conditions as may be, determined by the Board from time to time.

(c)                                  The Repurchase Price for each share shall be the closing price per share of the Company’s shares on the Nasdaq Stock Market rounded to the nearest US$0.01 (with US$0.005 being rounded up to US$0.01).

(d)                                 On a repurchase of a share:

(i)            the nominal or par value shall be redeemed out of profits of the Company or at the discretion of the Board in such other manner (including out of capital) as is permitted by the Companies Law; and

(ii)           the premium (if any) on such participating share shall be paid from the share premium account or out of profits of the Company or at the discretion of the Board in such other manner (including out of capital) as is permitted by the Companies Law.

(e)                                  Upon the repurchase of a share being effected pursuant to these Articles the holder thereof shall cease to be entitled to any rights in respect of that share and accordingly his name shall be removed from the Register with respect thereto and such share shall be cancelled, but shall be available as a share for re-issue and until re-issue shall form part of the unissued share capital of the Company.

POWER TO INCREASE CAPITAL

8.                                      The Company in general meeting may, from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

REDEMPTION

9.                                      (a)                                 Subject to the provisions of the Law and the Memorandum of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

(b)                                 Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price, and if purchases are by tender, tenders shall be available to all shareholders alike.

PURCHASE OR REDEMPTION NOT TO GIVE RISE TO OTHER PURCHASES OR REDEMPTIONS

10.                               (a)                                 The purchase or redemption of any share shall not be deemed to give rise to the purchase or redemption of any other share.

CERTIFICATES TO BE SURRENDERED FOR CANCELLATION

(b)                                 The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its principal place of business or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.

SHARES AT THE DISPOSAL OF THE BOARD

11.                               Subject to the provisions of the Law, of the Memorandum of Association of the Company, and of these Articles relating to new shares, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Board shall determine.

COMPANY MAY PAY COMMISSIONS

12.                               The Company may, unless prohibited by law, at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Law shall be observed and complied with, and in each case the commission shall not exceed 10% of the price at which the shares are issued.

COMPANY NOT TO RECOGNISE TRUSTS IN RESPECT OF SHARES

13.                               Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any shares or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

SHARE REGISTER

14.                               (a)                                 The Board shall cause to be kept at such place within or outside the Cayman Islands as it deems fit a principal register of the members and there shall be entered therein the particulars of the members and the shares issued to each of them and other particulars required under the Law.

(b)                                 If the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or registers of members at such location or locations within or outside the Cayman Islands as the Board thinks fit. The principal register and the branch register(s) shall together be treated as the register for the purposes of these Articles.

(c)                                  The Board may, in its absolute discretion, at any time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

(d)                                 Notwithstanding anything contained in this Article, the Company shall as soon as practicable and on a regular basis record in the principal register all transfers of shares effected on any branch register and shall at all times maintain the principal register in such manner as to show at all times the members for the time being and the shares respectively held by them, in all respects in accordance with the Companies Law.

15.                               (a)                                 Except when a register is closed and, if applicable, subject to the additional provisions of paragraph (d) of this Article, the principal register and any branch register shall during business hours be kept open to the inspection of any member without charge.

(b)                                 The reference to business hours in paragraph (a) of this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

(c)                                  The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year). The Company shall, on demand, furnish any person seeking to inspect the register or part thereof which is closed by virtue of this Article with a certificate under the hand of the Secretary stating the period for which, and by whose authority, it is closed.

(d)                                 Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a member without charge and any other person on payment of a reasonable fee as the Board may determine for each inspection. Any member may require a copy of the register, or any part thereof, on payment of HK$0.25, or such lesser sum as the Company may prescribe, for every 100 words or fractional part thereof required to be copied. The Company shall cause any copy so required by any person to be sent to that person within a period of 10 days commencing on the date next after the day on which the request is received by the Company.

SHARE CERTIFICATES

16.                               Every person whose name is entered as a member in the register shall be entitled without payment to receive, within the relevant time limit as prescribed in the Law, after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide), one certificate for all his shares of each class provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

SHARE CERTIFICATES TO BE SEALED

17.                               Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal of the Company, which shall only be affixed with the authority of the Board.

EVERY CERTIFICATE TO SPECIFY NUMBER OF SHARES

18.                               Every share certificate shall specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

JOINT HOLDERS

19.                               The Company shall not be bound to register more than four persons as joint holders of any share. If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

REPLACEMENT OF SHARE CERTIFICATES

20.                               If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding such amount as the Board may from time to time require and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation.

LIEN

COMPANY’S LIEN

21.                               (a)                                 The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member (whether solely or jointly with others) for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether such person is a member of the Company or not.

LIEN EXTENDS TO DIVIDENDS AND BONUSES

(b)                                 The Company’s lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Article.

SALE OF SHARES SUBJECT TO LIEN

22.                               The Company may sell in such manner as the Board thinks fit any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person, of which the Company has notice, entitled to the shares by reason of such holder’s death, mental disorder or bankruptcy.

APPLICATION OR PROCEEDS OF SUCH SALE

23.                               The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the holder immediately before such sale of the share. For giving effect to any such sale, the Board may authorise any person to transfer the shares sold to the purchaser thereof and may enter the purchaser’s name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CALLS ON SHARES

CALLS, HOW MADE

24.                               The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. A call may be revoked or postponed as the Board may determine.

NOTICE OF CALL

25.                               At least 14 days’ notice of any call shall be given to each member specifying the time and place of payment and to whom such payment shall be made.

COPY OF NOTICE TO BE SENT

26.                               A copy of the notice referred to in Article 25 shall be sent in the manner in which notices may be sent to members by the Company as herein provided.

EVERY MEMBER LIABLE TO PAY CALL AT APPOINTED TIME AND PLACE

27.                               Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall specify. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

NOTICE OF CALL MAY BE PUBLISHED IN NEWSPAPERS

28.                               In addition to the giving of notice in accordance with Article 26, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members affected by notice published in the newspapers.

WHEN CALL DEEMED TO HAVE BEEN MADE

29.                               A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

LIABILITY OF JOINT HOLDERS

30.                               The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

BOARD MAY EXTEND TIME FIXED FOR CALL

31.                               The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as to all or any of the members, whom by reason of residence outside Hong Kong or other cause the Board considers it reasonable to grant an extension to, but no member shall be entitled to any such extension as a matter of grace and favour.

INTEREST ON CALLS

32.                               If the sum or any instalment payable in respect of any call is unpaid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 15% per annum as the Board shall determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

SUSPENSION OF PRIVILEGES WHILE CALL IN ARREARS

33.                               No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

EVIDENCE IN ACTION FOR CALL

34.                               At the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, and the proof of the matters aforesaid shall be conclusive evidence of the debt.

SUMS PAYABLE ON ALLOTMENT/IN FUTURE DEEMED A CALL

35.                               Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium or otherwise, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, liabilities of joint holders, forfeiture and the like, shall apply as if such sum had become payable by virtue of a call duly made and notified.

PAYMENT OF CALLS IN ADVANCE

36.                               The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month’s notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

TRANSFER OF SHARES

FORM OF TRANSFER

37.                               Subject to applicable securities laws, all transfers of shares may be effected by an instrument of transfer in the usual common form or in such form consistent with the standard form of transfer as approved by the Board. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.

EXECUTION

38.                               The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee PROVIDED that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. The instrument of transfer of any share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

BOARD MAY REFUSE TO REGISTER A TRANSFER

39.                               The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien.

NOTICE OF REFUSAL

40.                               If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

REQUIREMENTS AS TO TRANSFER

41.                               The Board may also decline to register any transfer of any shares unless:

(a)                                 the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

(b)                                 the instrument of transfer is in respect of only one class of shares; and

(c)                                  the instrument of transfer is properly stamped (in circumstances where stamping is required); and

(d)                                 in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four; and

(e)                                  the shares concerned are free of any lien in favour of the Company.

NO TRANSFER TO AN INFANT ETC

42.                               No transfer shall be made to an infant or to a person in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

CERTIFICATE TO BE GIVEN UP ON TRANSFER

43.                               Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the instrument(s) of transfer.

WHEN TRANSFER BOOKS AND REGISTER MAY CLOSE

44.                               The registration of transfers may, on 14 days’ notice being given by advertisement published in the newspapers, be suspended and the register closed at such times for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

TRANSMISSION OF SHARES

DEATH OF REGISTERED HOLDER OR OF JOINT HOLDER OF SHARES

45.                               In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

REGISTRATION OF PERSONAL REPRESENTATIVES AND TRUSTEE IN BANKRUPTCY

46.                               Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some other person nominated by him registered as the transferee thereof.

NOTICE OF ELECTION TO BE REGISTERED/REGISTRATION OF NOMINEE

47.                               If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee a transfer of such share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

RETENTION OF DIVIDENDS, ETC., UNTIL TRANSFER OR TRANSMISSION OF SHARES OF A DECEASED OR BANKRUPT MEMBER

48.                               A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 86 being met, such a person may vote at meetings.

FORFEITURE OF SHARES

IF CALL OR INSTALMENT NOT PAID NOTICE MAY BE GIVEN

49.                               If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time during such time as any part thereof remains unpaid, without prejudice to the provisions of Article 34, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

FORM OF NOTICE

50.                               The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is unpaid will be liable to be forfeited. The Board may accept a surrender of any share liable to be forfeited hereunder and in such case, references in these Articles to forfeiture shall include surrender.

IF NOTICE NOT COMPLIED WITH SHARES MAY BE FORFEITED

51.                               If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before the forfeiture.

FORFEITED SHARES TO BE DEEMED PROPERTY OF COMPANY

52.                               Any share so forfeited shall be deemed to be the property of the Company, and may be re-allotted sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a re-allotment, sale or disposition the forfeiture may be cancelled by the Board on such terms as it thinks fit.

ARREARS TO BE PAID NOTWITHSTANDING FORFEITURE

53.                               A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 15% per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares forfeited, at the date of forfeiture. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived, be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

EVIDENCE OF FORFEITURE

54.                               A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any re-allotment, sale or disposition thereof and the Board may authorise any person to execute a letter of re-allotment or transfer the share in favour of the person to whom the share is re-allotted, sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the subscription or purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment, sale or other disposal of the share.

NOTICE AFTER FORFEITURE

55.                               When any share shall have been forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register. Notwithstanding the above, no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

POWER TO REDEEM FORFEITED SHARES

56.                               Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any share so forfeited shall have been re-allotted, sold, or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

FORFEITURE NOT TO PREJUDICE COMPANY’S RIGHT TO CALL OR INSTALMENT

57.                               The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

FORFEITURE FOR NON-PAYMENT OF ANY SUM DUE ON SHARES

58.                               The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

STOCK

POWER TO CONVERT INTO STOCK

59.                               Subject to the Companies Law, the Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution re-convert any stock into fully paid up shares of any denomination.

TRANSFER OF STOCK

60.                               The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

RIGHTS OF STOCKHOLDERS

61.                               The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

INTERPRETATION

62.                               Such of the provisions of these Articles as are applicable to paid up shares shall apply to stock, and the words “share” and “shareholder” therein shall include “stock” and “stockholder”.

ALTERATION OF CAPITAL

63.                               (a)                                 The Company may from time to time by ordinary resolution:

CONSOLIDATION AND DIVISION OF CAPITAL AND SUB-DIVISION AND CANCELLATION OF

(i)            consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company’s benefit;

(ii)           cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Law; and

(iii)          sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, subject nevertheless to the provisions of the Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

REDUCTION OF CAPITAL

(b)                                 The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Law.

BORROWING POWERS

POWER TO BORROW

64.                               The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

CONDITIONS ON WHICH MONEY MAY BE BORROWED

65.                               The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debts, liability or obligations of the Company or of any third party.

ASSIGNMENT

66.                               Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

SPECIAL PRIVILEGES

67.                               Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

REGISTER OF CHARGES TO BE KEPT

68.                               (a)                                 The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.

REGISTER OF DEBENTURES OR DEBENTURE STOCK

(b)                                 If the Company issues debentures or debenture stock (whether as part of a series or as individual instruments) not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

MORTGAGE OF UNCALLED CAPITAL

69.                               Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

GENERAL MEETINGS

WHEN ANNUAL GENERAL MEETING TO BE HELD

70.                               The Company may in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Board shall appoint.

EXTRAORDINARY GENERAL MEETING

71.                               All general meetings other than annual general meetings shall be called extraordinary general meetings.

CONVENING OF EXTRAORDINARY GENERAL MEETING

72.                               The Board may, whenever it thinks fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any two or more members of the Company deposited at the principal office of the Company or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionists, provided that such requisitionists held as at the date of deposit of the requisition not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company.

General meetings may also be convened on the written requisition of any one member of the Company which is a recognised clearing house (or its nominee) deposited at the principal office of the Company or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionist, provided that such requisitionist held as at the date of deposit of the requisition not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company. If the Board does not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Board provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.

NOTICE OF MEETINGS; RECORD DATE

73.                               (a)                                 An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in Article 75(a)) the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to the Auditors and to all members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

(b)                                 The Board may fix any date as the record date for determining the members entitled to receive notice of and to vote at any general meeting of the Company but, unless so fixed, as regards the entitlement to receive notice of a meeting or notice of any other matter, the record date shall be the date of despatch of the notice and, as regards the entitlement to vote at a meeting, and any adjournment thereof, the record date shall be the date of the original meeting.

(c)                                  Notwithstanding that a meeting of the Company is called by shorter notice than that referred to in paragraph (a) hereof, it shall be deemed to have been duly called if it is so agreed:

(i)                                     in the case of a meeting called as an annual general meeting, by all the members of the Company (or in the case of a member being a corporation, by its duly authorized representative) entitled to attend and vote thereat or their proxies; and

(ii)                                  in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

(d)                                 There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

OMISSION TO GIVE NOTICE/INSTRUMENT OF PROXY

74.                            (a)                                    The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

(b)                                 In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

PROCEEDINGS AT GENERAL MEETINGS

SPECIAL BUSINESS; NOTICE REQUIRED WHEN MEMBER PROPOSES BUSINESS FOR DELIBERATION AT A GENERAL MEETING

75.                            (a)                                    All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(i)                                     the declaration and sanctioning of dividends;

(ii)                                  the consideration and adoption of the accounts and balance sheets and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(iii)                               the appointment of Auditors;

(iv)                              the fixing of, or the determining of the method of fixing of, the remuneration of the Directors and of the Auditors;

(v)                                 the granting of any mandate or authority to the Directors to offer, allot, grant options over, or otherwise dispose of the unissued shares of the Company representing not more than 20% in nominal value of its then existing issued share capital and the number of any securities repurchased pursuant to paragraph (vi) of this Article 75(a); and

(vi)                              the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(b)                                 No business other than that stated in the Company’s notice of an extraordinary general meeting shall be transacted at such extraordinary general meeting. At an annual general meeting, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by one or more members holding in the aggregate not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a member, the member must have given timely notice thereof in writing to the Secretary and the member, or his or her representative who is qualified to present the business on his or her behalf, must attend the meeting to present the business. To be timely, a member’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the annual general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such annual general meeting date or, in the event public announcement of the date of such annual general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such annual general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. A member’s notice to the Secretary shall set forth as to each matter the member proposes to bring before the annual general meeting: (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and address, as they appear on the register of members, of the member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the member, (iv) any material interest of the member in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in his or her capacity as a proponent of a shareholder proposal. Notwithstanding anything in these Articles to the contrary, no business shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article 75(b); provided, however, that nothing in this Article 75(b) shall be deemed to preclude discussion by any member of any business properly brought before the annual general meeting in accordance with such procedures. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article 75(b), and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

QUORUM

76.                               For all purposes the quorum for a general meeting shall be a member or members (or in the case of a member being a corporation, by its duly authorized representative) together holding (or representing by proxy) at the date of the relevant meeting shares of the Company which carry not less than one-third of all votes attaching to all of the then outstanding shares of the Company’s ordinary shares that are entitled to vote at such meeting. No business (except the appointment of a Chairman) shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

WHEN IF QUORUM NOT PRESENT MEETING TO BE DISSOLVED AND WHEN TO BE ADJOURNED

77.                               If within 15 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to reconvene at the same or some other time and place as shall be determined by the Board. When a meeting is adjourned to another time or place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which shareholders and holders of proxy may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting in accordance with Article 73.

CHAIRMAN OF GENERAL MEETING

78.                               The Chairman shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within 15 minutes after the time appointed for holding such meeting or is unwilling to act, the Directors present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, then the members present shall choose one of their own number to be Chairman.

POWER TO ADJOURN GENERAL MEETING/BUSINESS OF ADJOURNED MEETING

79.                               The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for 14 days or more, at least seven clear days’ notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

RIGHT TO DEMAND A POLL AND WHAT IS TO BE EVIDENCE OF THE PASSING OF A RESOLUTION WHERE POLL NOT DEMANDED

80.                               At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a)                                 the Chairman of the meeting; or

(b)                                 at least five members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote; or

(c)                                  any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)                                 any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s book containing the minutes of proceedings of meetings of the Company shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

POLL

81.                               (a)                                 If a poll is demanded as aforesaid, it shall (subject as provided in Article 82) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting at which the poll was demanded or the taking of the poll, whichever is earlier.

BUSINESS MAY PROCEED NOTWITHSTANDING DEMAND FOR POLL

(b)                                 The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

IN WHAT CASE POLL TAKEN WITHOUT ADJOURNMENT

82.                               Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

CHAIRMAN TO HAVE CASTING VOTE

83.                               In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

WRITTEN RESOLUTIONS

84.                               A resolution in writing (in one or more counterparts), including a special resolution, signed by all members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly appointed representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. Any such resolution shall be deemed to have been passed at a meeting held on the date on which it was signed by the last member to sign.

VOTES OF MEMBERS

VOTES OF MEMBERS

85.                               Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who is present in person (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

VOTES IN RESPECT OF DECEASED AND BANKRUPT MEMBERS

86.                               Any person entitled under Article 46 to be registered as a shareholder may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposed to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

VOTES OF JOINT HOLDERS

87.                               Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

VOTES OF MEMBER OF UNSOUND MIND

88.                               A member in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so, and such person may vote on a poll by proxy.

QUALIFICATION FOR VOTING

89.                               (a)                                 Save as expressly provided in these Articles or as otherwise determined by the Board, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present (or in the case of a member being a corporation, by its duly authorized representative) or to vote (save as proxy for another member), or to be reckoned in a quorum, either personally or by proxy at any general meeting.

OBJECTIONS TO VOTING

(b)                                 No objection shall be raised as to the qualification of any person exercising or purporting to exercise any vote or to the admissibility of any vote except at the meeting or adjourned meeting at which the person exercising or purporting to exercise his vote or the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. In the case of any dispute as to the admission or rejection of any vote, the Chairman of the meeting shall determine the same and such determination shall be fmal and conclusive.

PROXIES

90.                               Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint any number of proxies to attend in his stead at any one general meeting (or at any one class meeting).

INSTRUMENT APPOINTING PROXY

91.                               The instrument appointing a proxy shall be in writing. The instrument of proxy shall be signed or, in the case of a transmission by electronic mail or through the Internet, electronically signed in a manner acceptable to the Chairman, by the appointor or by the appointor’s attorney duly authorised in writing, or if the appointor is a corporation, either under its seal or signed or, in the case of a transmission by electronic mail or through the Internet, electronically signed in a manner acceptable to the Chairman, by a duly authorised officer or attorney.

DELIVERY OF AUTHORITY FOR APPOINTMENT OF PROXY OR COPY RESOLUTION APPOINTING REPRESENTATIVE

92.                               The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority, (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid provided always that the Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of cable, telex, telecopier, facsimile, electronic mail or through the Internet confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

FORM OF PROXY

93.                               Every instrument of proxy, whether for a specified meeting or otherwise, shall be in common form or such other form as the Board may from time to time approve, provided that it shall enable a member, according to his intention, to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates.

AUTHORITY UNDER INSTRUMENT APPOINTING PROXY

94.                               The instrument appointing a proxy to vote at a general meeting shall: (a) be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and (b) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates, provided that the meeting was originally held within 12 months from such date.

WHEN VOTE BY PROXY/REPRESENTATIVE VALID THOUGH AUTHORITY REVOKED

95.                               A vote given in accordance with the terms of an instrument of proxy or resolution of a member shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy or resolution of a member was executed or revocation of the relevant resolution or the transfer of the share in respect of which the proxy was given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 92, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

CORPORATIONS/CLEARING HOUSES ACTING BY REPRESENTATIVES AT MEETINGS

96.                               (a)                                 Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of members of any class of shares of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company and where a corporation is so represented, it shall be treated as being present at any meeting in person.

(b)                                 If a recognised clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognised clearing house (or its nominee) which he represents as that recognised clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands notwithstanding any contrary provision contained in Article 85.

REGISTERED OFFICE

REGISTERED OFFICE

97.                               The registered office of the Company shall be at such place in the Cayman Islands as the Board shall from time to time appoint.

BOARD OF DIRECTORS

CONSTITUTION

98.                               The number of Directors shall not be less than two.

BOARD MAY FILL VACANCIES/APPOINT ADDITIONAL DIRECTORS

99.                               The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board.

QUALIFICATION OF DIRECTORS

100.                        A Director need not hold any qualification shares. No Director shall be required to vacate office and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.

DIRECTORS’ REMUNERATION

101.                        (a)                                 The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting or by the Board, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

(b)                                 Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

DIRECTORS’ EXPENSES

102.                  The Directors shall be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

SPECIAL REMUNERATION

103.                        The Board may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

REMUNERATION OF MANAGING DIRECTORS, ETC.

104.                        The remuneration of a Managing Director (as appointed according to Article 107) or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

WHEN OFFICE OF DIRECTOR TO BE VACATED

105.                        The office of a Director shall be vacated:

(i)                                     if the Director gives notice in writing to the Company that such Director resigns the office of Director;

(ii)                                  if the term of service specified in a director service agreement, if any, between the Company and such Director expires or is terminated in accordance with the agreement;

(iii)                               if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(iv)                              if, without leave, he is absent from meetings of the Board for a continuous period of 12 months, and the Board resolves that his office be vacated;

(v)                                 if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(vi)                               if he ceases to be or is prohibited from being a Director by law or by virtue of any provisions in these Articles;

(vii)                           if he shall be removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or

(viii)                        if he shall be removed from office by a special resolution of the members of the Company under Article 118(a).

DIRECTORS MAY CONTRACT WITH COMPANY

106.                (a) (i)                           No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

(ii)                                  Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

(b)                                 A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTOR MAY VOTE WHERE HE HAS A MATERIAL INTEREST

(c)                                  A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

DIRECTOR MAY VOTE ON PROPOSALS NOT CONCERNING OWN APPOINTMENT

(d)                                 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

MANAGING DIRECTORS

POWER TO APPOINT MANAGING DIRECTORS, ETC.

107.                        The Board may from time to time appoint any one or more of its body to the office of Managing Director (who shall be the chief executive officer of the Company unless otherwise specified by the Board), Joint Managing Director, other Executive Director and/or such other employment or executive office, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company, as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 104.

REMOVAL OF MANAGING DIRECTOR, ETC.

108.                        Every Director appointed to an office under Article 107 hereof shall, without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company, be liable to be dismissed or removed therefrom by the Board.

CESSATION OF APPOINTMENT

109.                        A Director appointed to an office under Article 107 shall be subject to the same provisions as to removal as the other Directors of the Company.

POWERS MAY BE DELEGATED

110.                        The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director or Executive Director all or any of the powers of the Board that it may think fit. But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

MANAGEMENT

GENERAL POWERS OF COMPANY VESTED IN BOARD

111.                        (a)                                 Subject to any exercise by the Board of the powers conferred by Articles 111 to 113, the management of the business of the Company shall be vested in the Board which, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Law and of these Articles and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

(b)                                 Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:

(i)                                     to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii)                                  to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

MANAGERS

APPOINTMENT AND REMUNERATION OF MANAGERS

112.                        The Board may from time to time appoint a general manager, manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them in connection with the conduct of the business of the Company. In furtherance of the foregoing, the Board shall be vested with the power to appoint the president, the principal financial officer and the principal operating officers of the Company or persons performing similar functions, and the power to appoint other managers of the Company is hereby delegated by the Board to the Managing Director appointed pursuant to Article 107, which powers may be delegated, re-delegated or revoked at any time by a resolution adopted by the Board.

TENURE OF OFFICE AND POWERS

113.                        The appointment of such general manager, manager or managers may be for such period as the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 112) may decide and the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 112) may confer upon him or them all or any of the powers of the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 112) as it may think fit.

TERMS AND CONDITIONS OF APPOINTMENT

114.                        Subject to Article 112, the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 112) may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board (or the Managing Director pursuant to the powers conferred upon him pursuant to Article 112) may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

DIRECTORS

POWER OF GENERAL MEETING TO INCREASE OR REDUCE THE NUMBER OF DIRECTORS

115.                        The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall not be less than two. Subject to the provisions of these Articles and the Law, the Company may by ordinary resolution in a general meeting elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.

NOTICE TO BE GIVEN WHEN PERSON PROPOSED FOR ELECTION

116.                        No person shall, unless recommended or nominated by or at the direction of the Board, be eligible for nomination or election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by one or more members of the Company (not being the person to be proposed) holding in the aggregate not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of the Company and entitled to attend and vote at the meeting for which such notice is given, of their intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, such notice being given not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event of an extraordinary general meeting or that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such general meeting date or, in the event public announcement of the date of such general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. To be in proper written form, such member’s notice shall set forth: (a) as to each person whom the member proposes to nominate for election as a director, the information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (b) as to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address, as they appear on the Company’s register of members, of such member, and of such beneficial owner; (ii) the class and number of shares of the Company which are beneficially owned by such member and such beneficial owner; (iii) a description of any arrangements or understandings between such member and each proposed nominee and any other person pursuant to which the nomination(s) are to be made by such member and such beneficial owner; and (iv) any other information relating to such member and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or may otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in this Article 116. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting a nomination was not properly made in accordance with the provisions of this Article 116, and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such nomination was defective and such defective nomination shall be disregarded.

REGISTER OF DIRECTORS AND NOTIFICATION OF CHANGES TO REGISTRAR

117.                        The Company shall keep at its office a register of directors and officers containing their names and addresses and occupations and any other particulars required by the Law and shall send to the Registrar of Companies of the Cayman Islands a copy of such register and shall from time to time notify to the Registrar of Companies of the Cayman Islands any change that takes place in relation to such Directors as required by the Law.

POWER TO REMOVE DIRECTOR BY SPECIAL RESOLUTION

118.                        (a)                                 The Company may by special resolution at any time remove any Director (including a Managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may by ordinary resolution elect another person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

(b)                                 Nothing in this Article should be taken as depriving a Director removed under any provisions of this Article of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director or as derogatory from any power to remove a Director which may exist apart from the provision of this Article.

PROCEEDINGS OF DIRECTORS

MEETINGS OF DIRECTORS/QUORUM ETC.

119.                        The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit in any part of the world. A majority of the Directors then in office on the Board or a committee thereof shall be a quorum for meetings of the Board or such committee, respectively. A meeting of the Board or any committee of the Board may be held by means of a telephone or tele-conferencing or any other telecommunications facility provided that all participants are thereby able to communicate contemporaneously by voice with all other participants and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A Director may be represented at any meetings of the Board or a committee thereof by a proxy appointed in writing by such Director. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

CONVENING OF BOARD MEETING; NOTICE

120.                        A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be deemed to be duly given to a Director if it is given to such Director verbally (in person or by telephone) or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile, electronic mail or other mode of representing words in a legible form at such Director’s last known address or any other address given by such Director to the Company for this purpose not less than twenty-four hours in advance of the time of the meeting for which notice is being given.

HOW QUESTIONS TO BE DECIDED

121.                        Subject to Article 106, questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

CHAIRMAN

122.                        The Board may elect a Chairman of its meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

POWER OF MEETING

123.                        A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally.

POWER TO APPOINT COMMITTEE AND TO DELEGATE

124.                        The Board may delegate any of its powers to committees consisting of such member or members of the Board as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board.

ACTS OF COMMITTEE TO BE OF SAME EFFECT AS ACT OF DIRECTORS

125.                        All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

PROCEEDINGS OF COMMITTEE

126.                        (a)                                 The meetings and proceedings of any such committee consisting of two or more members of the Board shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 125.

MINUTES OF PROCEEDINGS OF MEETINGS AND DIRECTORS

(b)                                 The Board shall cause minutes to be made of:

(i)                                     all appointments of officers made by the Board;

(ii)                                  the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 124;

(iii)                               all declarations made or notices given by any Director of his interest in any contract or proposed contract or of his holding of any office or property whereby any conflict of duty or interest may arise; and

(iv)                              all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

Any such minutes shall be prima facie evidence of any such proceedings if they purport to be signed by the Chairman of the meeting, by any director present at the meeting or by the Chairman of the succeeding meeting.

WHEN ACTS OF DIRECTORS OR COMMITTEE TO BE VALID NOTWITHSTANDING DEFECTS

127.                        All acts bona fide done by any meeting of the Board or by a committee of Directors or by any person acting as Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee as the case may be.

DIRECTORS’ POWERS WHEN VACANCIES EXIST

128.                        The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

DIRECTORS’ RESOLUTIONS

129.                        A resolution in writing and signed, or if transmitted by electronic mail or through the internet, electronically signed in a manner acceptable to the Chairman, by that number of Directors (or their respective proxies pursuant to Article 119) sufficient to pass such resolution at a meeting of the Board duly convened and held assuming all Directors then in office were present at such meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held and may consist of several documents in like form each signed by one or more of the Directors.

SECRETARY

APPOINTMENT OF SECRETARY

130.                        The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Law or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary appointed by the Board, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specifically in that behalf by the Board.

SAME PERSON NOT TO ACT IN TWO CAPACITIES AT ONCE

131.                        A provision of the Law or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

GENERAL MANAGEMENT AND USE OF THE SEAL

CUSTODY AND USE OF SEAL

132.                        The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which such seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Board for the purpose. The securities seal which shall be a facsimile of the common seal with the word “Securities” engraved thereon shall be used exclusively for sealing securities issued by the Company and for sealing documents creating or evidencing securities so issued. The Board may either generally or in any particular case resolve that the securities seal or any signatures or any of them may be affixed to certificates for shares, warrants, debentures or any other form of security by facsimile or other mechanical means specified in such authority or that any such certificates sealed with the securities seal need not be signed by any person. Every instrument to which the seal is affixed as aforesaid shall, as regards all persons dealing in good faith with the Company, be deemed to have been affixed to that instrument with the authority of the Directors previously given.

DUPLICATE SEAL

133.                        The Company may have a duplicate seal for use outside of the Cayman Islands as and where the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the agents of the Company for the purpose of affixing and using such duplicate seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such duplicate seal as aforesaid.

CHEQUES AND BANKING ARRANGEMENTS

134.                        All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

POWER TO APPOINT ATTORNEY

135.                        (a)                                 The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

EXECUTION OF DEEDS BY ATTORNEY

(b)                                 The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf in any part of the world and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

REGIONAL OR LOCAL BOARDS

136.                        The Board may establish any committees, regional or local boards or agencies for managing any of the affairs of the Company, either in the Cayman Islands, Hong Kong, the People’s Republic of China or elsewhere, and may appoint any persons to be members of such committees, regional or local boards or agencies and may fix their remuneration, and may delegate to any committee, regional or local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

POWER TO ESTABLISH PENSION FUNDS AND EMPLOYEE SHARE OPTION SCHEMES

137.                        The Board may establish and maintain or procure the establishment and maintenance of any contributory or non¬contributory pension or provident or superannuation funds or (with the sanction of an ordinary resolution) employee or executive share option schemes for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependents of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

CAPITALISATION OF RESERVES

POWER TO CAPITALISE

138.                        The Company in general meeting may upon the recommendation of the Board by ordinary resolution resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or funds or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportion on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares, debentures or other securities of the Company to be allotted and distributed credited as fully paid up to and amongst such members in proportion aforesaid or partly in one way and partly in the other, and the Board shall give effect to such resolution, provided that a share premium account and a capital redemption reserve and any reserve or fund representing unrealised profits may, for the purposes of this Article, only be applied in paying up unissued shares to be issued to members of the Company as fully paid up shares or paying up calls or instalments due or payable on partly paid securities of the Company subject always to the provisions of the Law.

EFFECT OF RESOLUTION TO CAPITALISE

139.                        (a)                                 Wherever such a resolution as referred to in Article 138 shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Board:

(i)                                     to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned) as they think fit in cases where shares, debentures or other securities become distributable in fractions;

(ii)                                  to exclude the right of participation or entitlement of any member with a registered address outside any territory where in the absence of a registration statement or other special or onerous formalities the circulation of an offer of such right or entitlement would or might be unlawful or where the Board consider the costs, expense or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefits of the Company; and

(iii)                               to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares, debentures or other securities to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

(b)                                 The Board may, in relation to any capitalisation sanctioned under this Article in its absolute discretion specify that, and in such circumstances and if directed so to do by a member or members entitled to an allotment and distribution credited as fully paid up of unissued shares or debentures in the Company pursuant to such capitalisation, shall allot and distribute credited as fully paid up the unissued shares, debentures or other securities to which that member is entitled to such person or persons as that member may nominate by notice in writing to the Company, such notice to be received not later than the day for which the general meeting of the Company to sanction the capitalisation is convened.

DIVIDENDS AND ESERVES

POWER TO DECLARE DIVIDENDS

140.                        (a)                                 Subject to the Law and these Articles, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board. All shares shall rank pari passu with regard to all distributions by way of dividend or otherwise.

(b)                                 The dividends, interest and bonuses and any other benefits and advantages in the nature of income receivable in respect of the Company’s investments, and any commissions, trusteeship, agency, transfer and other fees and current receipts of the Company shall, subject to the payment thereout of the expenses of management, interest upon borrowed money and other expenses which in the opinion of the Board are of a revenue nature, constitute the profits of the Company available for distribution.

BOARD’S POWER TO PAY INTERIM DIVIDENDS

141.                        (a)                                 The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide, the Board shall not incur any responsibility to the holders of shares conferring any preferential rights.

(b)                                 The Board may also pay half-yearly or at other intervals to be selected by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits available for distribution justify the payment.

POWERS OF DIRECTORS TO DECLARE AND PAY SPECIAL DIVIDENDS

(c)                                  The Board may in addition from time to time declare and pay special dividends on shares of any class of such amounts and on such dates as they think fit, and the provisions of paragraph (a) as regards the powers and the exemption from liability of the Board as relate to declaration and payment of interim dividends shall apply, mutatis mutandis, to the declaration and payment of any such special dividends.

DIVIDENDS NOT TO BE PAID OUT OF CAPITAL

142.                        No dividend shall be declared or payable except out of the profits and reserves of the Company lawfully available for distribution including share premium. No dividend shall carry interest against the Company.

SCRIP DIVIDENDS

143.                        (a)                                 Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:

AS TO CASH ELECTION

(i)                                     that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(1)                                 the basis of any such allotment shall be determined by the Board;

(2)                                 the Board, after determining the basis of allotment, shall give not less than two weeks’ notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(3)                                 the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(4)                                 the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company’s reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit or loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis;

AS TO SCRIP ELECTION

(ii)                                  that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(1)                                 the basis of any such allotment shall be determined by the Board;

(2)                                 the Board, after determining the basis of allotment, shall give not less than two weeks’ notice in writing to shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(3)                                 the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(4)                                 the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company’s reserve accounts (including any special account, share premium account and capital redemption reserve (if there be any such reserve)) or profit and loss account or amounts otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b)                                 The shares allotted pursuant to the provisions of paragraph (a) of this Article shall be of the same class as the class of, and shall rank pari passu in all respects with the shares then held by the respective allottees save only as regards participation:

(i)                                     in the relevant dividend (or share or cash election in lieu thereof as aforesaid); or

(ii)                                  in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend, unless contemporaneously with the announcement by the Board of its proposal to apply the provisions of paragraph (i) or (ii) of paragraph (a) in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of this paragraph (b) shall rank for participation in such distributions, bonuses or rights.

(c)                                  The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(d)                                 The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (a) a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(e)                                  The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (a) shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, or where the Board considers the costs, expenses or possible delays in ascertaining the existence or extent of the legal and other requirements applicable to such offer or the acceptance of such offer out of proportion to the benefit of the Company, and in any such case the provisions aforesaid shall be read and construed subject to such determination.

SHARE PREMIUM AND RESERVES

144.                        (a)                                 The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. The Company may apply the share premium account in any manner permitted by the Companies Law. The Company shall at all times comply with the provisions of the Companies Law in relation to the share premium account.

(b)                                 The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (including shares, warrants and other securities of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

DIVIDENDS TO BE PAID IN PROPORTION TO PAID UP CAPITAL

145.                        Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article no amount paid up on a share in advance of calls shall be treated as paid up on the share.

RETENTION OF DIVIDENDS, ETC.

146.                  (a)                                    The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(b)                                 The Board may retain any dividends or other monies payable upon shares in respect of which any person is, under the provisions as to the transmission of shares hereinbefore contained, entitled to become a member, or in respect of which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

DEDUCTION OF DEBTS

(c)                                  The Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

DIVIDEND AND CALL TOGETHER

147.                        Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting resolves, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

DIVIDEND IN SPECIE

148.                        The Board, with the sanction of the members in general meeting, may direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Law and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

EFFECT OF TRANSFER

149.                        (a)                                 A transfer of shares shall not pass therewith the right to any dividend or bonus declared thereon before the registration of the transfer.

(b)                                 Any resolution declaring or resolving upon the payment of a dividend or other distribution on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or made to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend or other distribution shall be payable or made to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

RECEIPT FOR DIVIDENDS BY JOINT HOLDERS OF SHARE

150.                        If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividends, interim and special dividends or bonuses and other moneys payable or rights or property distributable in respect of such shares.

PAYMENT BY POST

151.                        (a)                                 Unless otherwise directed by the Board, any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of the person whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares and shall be sent at his or their risk, and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

(b)                                 The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

UNCLAIMED DIVIDEND

152.                        All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the exclusive benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof or be required to account for any money earned thereon. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company and after such forfeiture no member or other person shall have any right to or claim in respect of such dividends or bonuses.

UNTRACEABLE SHAREHOLDERS

SALE OF SHARES OF UNTRACEABLE SHAREHOLDERS

153.                        (a)                                 The Company shall be entitled to sell any shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(i)                                     all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(ii)                                  the Company has not during that time or before the expiry of the three month period referred to in paragraph (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(iii)                               during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(iv)                              upon expiry of the 12-year period, the Company has caused an advertisement to be published in the newspapers, giving notice of its intention to sell such shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

(b)                                 To give effect to any sale contemplated by paragraph (a) the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.

DOCUMENT DESTRUCTION

DESTRUCTION OF REGISTRABLE DOCUMENTS, ETC.

154.                        The Company shall be entitled to destroy all instruments of transfer, probate, letters of administration, stop notices, powers of attorney, certificates of marriage or death and other documents relating to or affecting title to securities in or of the Company (“Registrable Documents”) which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register if purporting to have been made on the basis of an instrument of transfer or Registrable Document so destroyed was duly and properly made and every instrument of transfer or Registrable Document so destroyed was a valid and effective instrument or document duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)                                 the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of the Company of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)                                 nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c)                                  references herein to the destruction of any document include references to the disposal thereof in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of any documents referred to in this Article or any other documents in relation to share registration which may have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim.

ANNUAL RETURNS AND FILINGS

ANNUAL RETURNS AND FILINGS

155.                        The Board shall make the requisite annual returns and any other requisite filings in accordance with the Law.

ACCOUNTS

ACCOUNTS TO BE KEPT

156.                        The Board shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions and otherwise in accordance with the Law.

WHERE ACCOUNTS ARE TO BE KEPT

157.                        The books of account shall be kept at the Company’s principal place of business or, subject to the provisions of the Law, at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

INSPECTION BY MEMBERS

158.                        The Board shall from time to time determine whether, to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members (other than officers of the Company) and no member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Law or any other relevant law or regulation or as authorised by the Board or by the Company in general meeting.

ANNUAL PROFIT AND LOSS ACCOUNT AND BALANCE SHEET

159.                        (a)                                 The Board shall, commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date to which the profit and loss account is made up and a Directors’ report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company’s affairs as at the end of such period, an Auditors’ report on such accounts prepared pursuant to Article 160 and such other reports and accounts as may be required by law.

ANNUAL REPORT OF DIRECTORS AND BALANCE SHEET TO BE SENT TO MEMBERS ETC.

(b)                                 Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting be sent to every member of the Company and every holder of debentures of the Company or posted on the Internet where such copies are accessible to the general public and the Company notifies every member of the Company and every holder of debentures of the Company in writing of availability of such posted copies, provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

AUDIT

AUDITORS

160.                        The Auditors shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto. Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any member. The Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or any general meeting of the members, make a report on the accounts of the Company in general meeting during their tenure of office.

APPOINTMENT AND REMUNERATION OF AUDITORS

161.                        The Company may at any annual general meeting ratify an auditor or auditors of the Company appointed by the Audit Committee of the Board who shall hold office until the next annual general meeting. The remuneration of the Auditors shall be fixed by the Audit Committee of the Board. No person may be appointed as the, or an, Auditor, unless he is independent of the Company. The Audit Committee of the Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the members in general meeting in which case the members at that meeting may appoint Auditors. The Audit Committee of the Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act.

WHEN ACCOUNTS TO BE DEEMED SETTLED

162.                        Every statement of accounts audited by the Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.

NOTICES

SERVICE OF NOTICES

163.                        (a)                                 Any notice or document (including a share certificate) may be served by the Company and any notices may be served by the Board on any member either personally or by sending it to such member at his registered address as appearing in the register or (in the case of notice) by advertisement published in the newspapers. For the purposes of this Article, a notice may be sent by letter mail, courier service, cable, telex, telecopier, facsimile, electronic mail, through the Internet or other mode of representing words in a legible form. In the case of joint holders of a share, all notices shall be given to that holder for the time being whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(b)                                 Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(i)                                     every person shown as a member in the register of members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of members;

(ii)                                  every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a member of record where the member of record but for his death or bankruptcy would be entitled to receive notice of the meeting;

(iii)                               the Auditors; and

(iv)                              each Director.

No other person shall be entitled to receive notices of general meetings.

MEMBERS OUT OF HONG KONG

164.                        A member shall be entitled to have notice served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who has no registered address in Hong Kong shall be deemed to have received any notice which shall have been displayed at the transfer office and shall have remained there for a period of 24 hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed, provided that, without prejudice to the other provisions of these Articles, nothing in this Article 164 shall be construed as prohibiting the Company from sending, or entitling the Company not to send, notices or other documents of the Company to any member whose registered address is outside Hong Kong.

WHEN NOTICE DEEMED TO BE SERVED

165.                        Any notice or document sent by post shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such post office shall be conclusive evidence thereof. Any notice delivered or left at a registered address otherwise than by post shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, delivered to the courier or to the cable company or transmitted by telex, facsimile, electronic mail, through the Internet, or such other method as the case may be. Any notice served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).

SERVICE OF NOTICE TO PERSONS ENTITLED ON DEATH, MENTAL DISORDER OR BANKRUPTCY OF A MEMBER

166.                        A notice may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him or them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

TRANSFEREE BOUND BY PRIOR NOTICES

167.                        Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

NOTICE VALID THOUGH MEMBER DECEASED

168.                        Any notice or document delivered or sent by post or left at the registered address of any member otherwise than by post in pursuance of these Articles, shall notwithstanding that such member be then deceased and whether or not the Company has notice of his death be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

HOW NOTICE TO BE SIGNED

169.                        The signature to any notice to be given by the Company may be written or printed by means of facsimile.

INFORMATION

MEMBER NOT ENTITLED TO INFORMATION

170.                        No member shall be entitled to require discovery of or any information in respect of any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the members or the Company to communicate to the public.

DIRECTORS ENTITLED TO DISCLOSE INFORMATION

171.                        The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the register of members and transfer books of the Company.

WINDING UP

POWER TO DISTRIBUTE ASSETS IN SPECIE FOLLOWING LIQUIDATION

172.                        If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court), the liquidator may, with the authority of a special resolution of the Company and any other sanction required by the Law divide among the members in specie or kind the whole or any part of the assets of the Company (whether the assets shall consist of property of one kind or shall consist of properties of different kinds) and may for such purpose set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority or sanction vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like authority or sanction and subject to the Law, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

DISTRIBUTION OF ASSETS IN LIQUIDATION

173.                        If the Company shall be wound up, and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITIES

INDEMNITIES OF DIRECTORS AND OFFICERS

174.                        (a)                                 To the fullest extent permitted by applicable laws, as the same exists or as may hereafter be amended, a Director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a Director. Notwithstanding the foregoing, every Director, Auditor or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities incurred or sustained by him as a Director, Auditor or other officer of the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted.

(b)                                 Notwithstanding the foregoing, subject to the Companies Law, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

FINANCIAL YEAR

FINANCIAL YEAR

175.                        The financial year of the Company shall be prescribed by the Board and may, from time to time, be changed by it.

AMENDMENT OF MEMORANDUM AND ARTICLES

AMENDMENT OF MEMORANDUM AND ARTICLES

176.                        Subject to the Law, the Company may at any time and from time to time by special resolution alter or amend its Memorandum of Association and Articles of Association in whole or in part.

APPENDIX III

AMENDMENTS TO
CURRENTLY EFFECTIVE MEMORANDUM OF ASSOCIATION OF
SINA CORPORATION

Amendment 1. The Companies Law then in effect when the subject amendments are made is the Companies Law (2018 Revision) of Cayman Islands; the caption of the Company’s currently effective memorandum of association and article 4 thereof are amended accordingly.

Amendment 2. Article 6 of the Company’s currently effective memorandum of association is amended and restated to read in its entirety as follows:

“6. The capital of the Company is US$23,700,000 divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each of which 7,150 preference shares have been designated as Class A preference shares of US$1.00 each. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Amended and Restated Memorandum of Association, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preference shares and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

Amendment 3. Article 7 of the Company’s currently effective memorandum of association is amended and restated to read in its entirety as follows:

“7. The Company has the power contained in the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.”

Amendment 4.  The Company’s currently effective memorandum of association is amended to add the following article 8 thereto:

“8. Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.”

APPENDIX IV

AMENDMENTS TO
CURRENTLY EFFECTIVE ARTICLES OF ASSOCIATION OF
SINA CORPORATION

Amendment 1. The Companies Law then in effect when the subject amendments are made is the Companies Law (2018 Revision) of Cayman Islands; the caption of the currently effective articles of association and the definition of “the Companies Law’ or “the Law” provided in article 1 thereof are amended accordingly.

Amendment 2. Article 1 of the Company’s currently effective articles of association is amended to add the following definitions thereto:

“CLASS A PREFERENCE SHARE

‘Class A Preference Share’ means a preference share of a par value of US$1.00 in the capital of the Company, designated as a Class A Preference Share and having the rights provided for in these Articles;

INITIAL HOLDER	‘Initial Holder’ shall mean the initial holder of Class A Preference Shares, which is New Wave MMXV Limited, a company incorporated in British Virgin Islands;”

Amendment 3.  Article 2 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“2. The capital of the Company is US$23,700,000 divided into 150,000,000 ordinary shares of US$0.133 each and 3,750,000 preference shares of US$1.00 each of which 7,150 preference shares have been designated as Class A preference shares of US$1.00 each.”

Amendment 4. The Company’s currently effective articles of association are amended to add the following article 4 thereto, and the numbering and cross-references of articles are amended accordingly:

“4. (a) Class A Preference Shares have no economic right and no right to dividend or any other distribution of the Company except a right to return of par value of US$1.00 per share on a winding up of the Company pari passu with the Company’s ordinary shares.

(b) Class A Preference Shares are not convertible into ordinary shares.

(c) Subject to paragraphs (i) through (iv) below, holders of Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company.  Each Class A Preference Share is entitled to 10,000 votes initially.  When the Initial Holder of Class A Preference Shares sells or otherwise transfers any number of the Company’s ordinary shares to a third party which is not an affiliate of the Initial Holder, the number of votes that each Class A Preference Share is entitled to shall be reduced by a ratio that equals to the number of ordinary shares sold or transferred divided by 7,944,3861.

(i) On any resolution to elect a Director where the nominee is a person holding executive office in the Company, if a majority of the votes cast by the holders of the ordinary shares is against the appointment of such nominee, then the votes attaching to the Class A Preference Shares on such resolution shall not be counted and the Class A Preference Shares shall be disenfranchised on such resolution in this circumstance.

(ii) For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, Class A Preference Shares shall be voted in accordance with the Board’s recommendation to the extent the Board determines to submit any such matter to a general meeting of the Company to seek shareholder approval.

(iii) If any Class A Preference Shares are transferred by the holder thereof to a third party which is not an affiliate of the holder, the shares transferred shall cease to have any voting right. If a holder of Class A Preference Shares ceases to be controlled by any person holding executive office in the Company, Class A Preference Shares held by such holder shall cease to have any voting right.

(iv) For purposes of this Article, determination as to whether an entity is an “affiliate” of a holder of Class A Preference Shares or is controlled by any person holding executive office in the Company shall be made by the Board in accordance with the definition of “affiliate” under relevant U.S. securities law and rules promulgated thereunder as well as related cases.”

Amendment 5.  Article 9(b) of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“10(b) The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its principal place of business or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.”

Amendment 6.  Article 14(c) of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“15. (c) The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year). The Company shall, on demand, furnish any person seeking to inspect the register or part thereof which is closed by virtue of this Article with a certificate under the hand of the Secretary stating the period for which, and by whose authority, it is closed.”

Amendment 7.  Article 69 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“70. The Company may in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Board shall appoint.”

Amendment 8.  Article 71 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“72. The Board may, whenever it thinks fit, convene an extraordinary general meeting. General meetings shall also be convened on the written requisition of any two or more members of the Company deposited at the principal office of the Company or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionists, provided that such requisitionists held as at the date of deposit of the requisition not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company.

General meetings may also be convened on the written requisition of any one member of the Company which is a recognised clearing house (or its nominee) deposited at the principal office of the Company or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionist, provided that such requisitionist held as at the date of deposit of the requisition not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company. If the Board does not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Board provided that any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.”

Amendment 9.  Article 74(b) of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“75. (b) No business other than that stated in the Company’s notice of an extraordinary general meeting shall be transacted at such extraordinary general meeting. At an annual general meeting, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual general meeting, business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by one or more members holding in the aggregate not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of Company. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a member, the member must have given timely notice thereof in writing to the Secretary and the member, or his or her representative who is qualified to present the business on his or her behalf, must attend the meeting to present the business. To be timely, a member’s notice must be delivered to or mailed and received at the principal executive offices of the Company not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the annual general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such annual general meeting date or, in the event public announcement of the date of such annual general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such annual general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. A member’s notice to the Secretary shall set forth as to each matter the member proposes to bring before the annual general meeting: (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and address, as they appear on the register of members, of the member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the member, (iv) any material interest of the member in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in his or her capacity as a proponent of a shareholder proposal. Notwithstanding anything in these Articles to the contrary, no business shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article 75(b); provided, however, that nothing in this Article 75(b) shall be deemed to preclude discussion by any member of any business properly brought before the annual general meeting in accordance with such procedures. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article 75(b), and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.”

Amendment 10.  Article 75 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“76. For all purposes the quorum for a general meeting shall be a member or members (or in the case of a member being a corporation, by its duly authorized representative) together holding (or representing by proxy) at the date of the relevant meeting shares of the Company which carry not less than one-third of all votes attaching to all of the then outstanding shares of the Company’s ordinary shares that are entitled to vote at such meeting. No business (except the appointment of a Chairman) shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.”

Amendment 11.  Article 77 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“78. The Chairman shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within 15 minutes after the time appointed for holding such meeting or is unwilling to act, the Directors present shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, then the members present shall choose one of their own number to be Chairman.”

Amendment 12.  Article 98 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“99. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board.”

Amendment 13.  Article 99 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“100. A Director need not hold any qualification shares. No Director shall be required to vacate office and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age.”

Amendment 14.  Article 104 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“105. The office of a Director shall be vacated:

(i) if the Director gives notice in writing to the Company that such Director resigns the office of Director;

(ii) if the term of service specified in a director service agreement, if any, between the Company and such Director expires or is terminated in accordance with the agreement;

(iii) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(iv) if, without leave, he is absent from meetings of the Board for a continuous period of 12 months, and the Board resolves that his office be vacated;

(v) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(vi) if he ceases to be or is prohibited from being a Director by law or by virtue of any provisions in these Articles;

(vii) if he shall be removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or

(viii) if he shall be removed from office by a special resolution of the members of the Company under Article 118(a).”

Amendment 15.  Article 105(c) of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“106. (c) A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.”

Amendment 16.  Article 105(d) of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“106. (d) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of or terminating the appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals shall be divided and considered in relation to each Director separately and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.”

Amendment 17.  Articles 105(e) and 105(f) of the Company’s currently effective articles of association are deleted in their entirety, and the numbering and cross-references of articles are amended accordingly.

Amendment 18.  Article 110(c) of the Company’s currently effective articles of association is deleted in its entirety, and the numbering and cross-references of articles are amended accordingly.

Amendment 19.  Articles 114, 115 and 116 of the Company’s currently effective articles of association are deleted in their entirety, and the numbering and cross-references of articles are amended accordingly.

Amendment 20.  Article 117 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“115. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall not be less than two. Subject to the provisions of these Articles and the Law, the Company may by ordinary resolution in a general meeting elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.”

Amendment 21.  Article 118 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“116. No person shall, unless recommended or nominated by or at the direction of the Board, be eligible for nomination or election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by one or more members of the Company (not being the person to be proposed) holding in the aggregate not less than one-third of all votes attaching to all outstanding shares of the Company which carry the right of voting at general meetings of the Company and entitled to attend and vote at the meeting for which such notice is given, of their intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected, such notice being given not less than the close of business on the forty-fifth (45th) day nor earlier than the close of business on the seventy-fifth (75th) day prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year’s annual general meeting; provided, however, that in the event of an extraordinary general meeting or that no annual general meeting was held in the previous year or the date of the annual general meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year’s proxy statement, notice by the member to be timely must be so received not earlier than the close of business on the one hundred fifth (105th) day prior to the date of the general meeting and not less than the close of business on the later of the seventy-fifth (75th) day prior to such general meeting date or, in the event public announcement of the date of such general meeting is first made by the Company fewer than eighty-five (85) days prior to the date of such general meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company. To be in proper written form, such member’s notice shall set forth: (a) as to each person whom the member proposes to nominate for election as a director, the information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (b) as to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address, as they appear on the Company’s register of members, of such member, and of such beneficial owner; (ii) the class and number of shares of the Company which are beneficially owned by such member and such beneficial owner; (iii) a description of any arrangements or understandings between such member and each proposed nominee and any other person pursuant to which the nomination(s) are to be made by such member and such beneficial owner; and (iv) any other information relating to such member and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or may otherwise be required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in this Article 116. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting a nomination was not properly made in accordance with the provisions of this Article 116, and, if he should so determine, the Chairman of the meeting shall so declare at the meeting that any such nomination was defective and such defective nomination shall be disregarded.”

Amendment 22.  Article 124 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“122. The Board may elect a Chairman of its meetings and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.”

Amendment 23.  Article 159 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“157. The books of account shall be kept at the Company’s principal place of business or, subject to the provisions of the Law, at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.”

Amendment 24.  Article 163 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“161. The Company may at any annual general meeting ratify an auditor or auditors of the Company appointed by the Audit Committee of the Board who shall hold office until the next annual general meeting. The remuneration of the Auditors shall be fixed by the Audit Committee of the Board. No person may be appointed as the, or an, Auditor, unless he is independent of the Company. The Audit Committee of the Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the members in general meeting in which case the members at that meeting may appoint Auditors. The Audit Committee of the Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act.”

Amendment 25.  Article 167 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“165. Any notice or document sent by post shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so addressed and put into such post office shall be conclusive evidence thereof. Any notice delivered or left at a registered address otherwise than by post shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, delivered to the courier or to the cable company or transmitted by telex, facsimile, electronic mail, through the Internet, or such other method as the case may be. Any notice served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).”

Amendment 26.  Article 168 of the of the Company’s currently effective articles of association is amended and restated to read in its entirety as follows:

“166. A notice may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him or them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.”

Amendment 27.  Article 176 of the Company’s currently effective articles of association is deleted in its entirety, and the numbering and cross-references of articles are amended accordingly.